November 18, 2005

Jack Draper
President
Firstplus Financial Group, Inc.
5100 N. O`Connor Boulevard
6th Floor
Irving, TX  75039

      Re:	Firstplus Financial Group, Inc.
      Response to November 1, 2005 comments
Filed November 14, 2005
		File No. 1-13753

Dear Mr. Draper:

      We have the following comments on the above-referenced filing.
1. We note your responses to 1, 2 and 4 in our November 1st comment letter. We also note that you have removed from your web site the letter which was the basis for some of our comments. Please confirm that you will avoid making the statements cited in these comments in any future shareholder communications, or provide us additional factual support for these statements.

Closing Comments

      Please furnish a response letter keying your responses to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions


cc:  Doug Berman, Esq. (via facsimile: (214) 855-4300)
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Jack Draper
Firstplus Financial Group, Inc.
November __, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE